Ms Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission,

100 F Street, N.E.

Mailstop 3030

Washington D.C. 20549

U.S.A.

Date: 31st May 2010
Phone: +49 241 8909 114
Fax: +49 241 8909 32

Re:	AIXTRON Aktiengesellschaft
Form 20-F for the fiscal year ended December 31, 2009
Filed March 10, 2010
File no. 000-51196

Dear Ms Tillan,

This letter sets forth the response of AIXTRON Aktiengesellschaft (the “Company” or “we” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 6, 2010 with respect to the Company’s Form 20-F for the Fiscal Year ended December 31, 2009. For ease of reference, each comment contained in the Staff’s letter is printed below and is followed by the Company’s response.

Item 15, Controls and Procedures, page 63

1.              Comment: We note your responses to prior comments 2, 4, 5, 6 and 15. Please amend this filing and your 2008 Form 20-F to include the revised disclosures and certifications, as applicable, similar to the proposed disclosures within your responses.

We have attached Form 20-F/A for 2009 and 2008, which we plan to submit after completion of your review.

2.              Comment: We note your response to prior comments 2 and 4. Please tell us how you have considered whether management’s failure to include your independent registered accounting firm’s attestation report on the effectiveness of your internal control over financial reporting as of December 31, 2009 and December 31, 2008 and how management referred to “US GAAP” within its report on the effectiveness of your internal control over financial reporting impacted your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In this regard, discuss how you have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Please note also the guidance in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

In light of the amendment to our Form 20-F filings for 2008 and 2009, we have re-evaluated the effectiveness of our internal control over financial reporting and the effectiveness of our disclosure controls and procedures. We have concluded that our disclosure controls and procedures were ineffective as at December 31, 2008 and December 31, 2009. We have reflected this conclusion in Item 15 of our amended Form 20-F for 2008 and 2009, attached hereto.

Financial Statements, page F-1

Consolidated Income Statements, page F-1

3.              Comment: While we note your disclosure of depreciation, amortisation and employee benefit expenses, please also discuss your consideration of disclosing additional information on the nature of expenses to meet the objectives of the statement.

We considered the disclosure requirements of paragraphs 104-105 of IAS 1 and we believe that the requirements have been met by our disclosures of depreciation, amortization and employee benefits.

We also considered additional information on the nature of expenses to meet the objectives of the statement and we believe that our further disclosures of inventory expense in note 18, details of other operating income in note 6, details of other operating expenses in note 7, income taxes in note 10 and finance income and finance expense on the face of the income statement meet these objectives.

Below, we set out these disclosures in a tabular format and propose to include a similar table in future filings.

Euro thousands	Note	2009	2008	2007

Revenues		302,857	274,404	214,815
Inventories recognized as an expense	18	121,296	128,075	102,445
Employee benefits	8	51,705	43,965	42,579
Depreciation and impairment charges	12	8,739	7,291	6,905
Amortization	13	3,508	3,462	3,175
Other expenses		64,930	64,314	45,680

Other operating income	6	- 10,046	- 5,192	- 6,612
Operating Result		62,725	32,489	20,643

4.              Comment: We note your response to our prior comment 8. To help us understand the impact of your accounting, please provide us with a comprehensive materiality analysis (qualitative and quantitative) indicating that the impact of not consolidating these subsidiaries is not material for each reporting period presented. Include a comparison of all the major balance sheet and statement of operations captions for each period. Please also address whether any individual entity was material.

We set out below an analysis of the quantitative effect, including a comparison of all major statement of financial position and statement of comprehensive income captions for each period, of not consolidating all of our subsidiaries. We have omitted or aggregated captions which are entirely unaffected by the omission of these two subsidiaries, Nanoinstruments Ltd and Dotron GmbH.

Nanoinstruments Ltd was not consolidated in any of the periods; Dotron GmbH was deconsolidated in 2009.

Nanoinstruments Ltd is dormant with only GBP 104 (not thousands) of share capital and GBP 104 retained loss in its financial statements since its acquisition in 2007. Non-consolidation of Nanoinstruments did not alter the reported financial statements of Aixtron because the impact falls below our threshold for rounding of EUR 1,000 used in our financial statements.
Dotron GmbH was incorporated several years ago to host a government sponsored development contract in Dortmund, Germany. The project was never started and the company has been effectively dormant since its formation. Total expense of EUR 208 (not thousands) incurred in 2009 do not affect our income statement since it falls below the EUR 1,000 threshold of rounding used in our consolidated financial statements. Dotron GmbH held approximately EUR 23,000 in cash and an equal amount of shareholders equity. We recorded Dotron GmbH as a non current asset in our consolidated financial statements for EUR 23,000 under “Other Non Current Assets”. If we had consolidated Dotron GmbH, the amount of EUR 23,000 would have been recorded as cash. The effect of this reclassification is reflected in the table below.

We considered the effect of non-consolidation to be immaterial since the impact was only 0.02% on non-current assets and 0.01% on cash balances and there was no impact on total assets, liabilities or shareholders’ equity.

			2009
	2009		Pro Forma
	As reported in	Dotron	All
Euros, thousands	Form 20-F	GmbH	companies

Consolidated Statement of Financial Position
Assets
Property, plant and equipment	37,758	—	37,758
Goodwill	58,275	—	58,275
Other intangible assets	7,766	—	7,766
Other non-current assets	644	- (23)	621
Deferred tax assets	13,869	—	13,869
Tax receivables	373	—	373
Total non-current assets	118,685	- (23)	118,662
Inventories	89,552	—	89,552
Total receivables less allowance kEUR 717	49,265	—	49,265
Current tax receivables	59	—	59
Other current assets	14,341	—	14,341
Other financial assets	90,000	—	90,000
Cash and cash equivalents	211,192	23	211,215
Total current assets	454,409	23	454,432
Total assets	573,094	—	573,094

Liabilities and shareholders’ equity
Subscribed capital	99,588	—	99,588

Additional paid in capital	260,413	—	260,413
Retained earnings	67,092	—	67,092
Cumulated comprehensive income and expense recognised in equity	- 13,564	—	- 13,564
Total shareholders’ equity	413,529	—	413,529
Employee benefits	1,064	—	1,064
Other non-current payables	70	—	70
Other non-current provisions	790	—	790
Deferred tax liabilities	275	—	275
Total non-current liabilities	2,199	—	2,199
Trade payables	21,419	—	21,419
Advance payments from customers	87,918	—	87,918
Other current provisions	28,666	—	28,666
Other current liabilities	2,265	—	2,265
Current tax payables	17,064	—	17,064
Deferred revenues	34	—	34
Total current liabilities	157,366	—	157,366
Total liabilities	159,565	—	159,565
Total liabilities and shareholders’ equity	573,094	—	573,094

For the reasons stated above, neither the Consolidated Income Statement or Consolidated Statement of Other Comprehensive Income were materially misstated for 2009. There was no effect on our financial statements for either 2008 or 2007.

It should also be noted that we intend to transfer the cash balances in Dotron GmbH to Aixtron AG in 2010 and subsequently liquidate the company.

The main reason for excluding these two entities from the Group accounts was to avoid disproportionate costs of adding these entities as separate companies in our systems when we implemented our current SAP system.

Based on our conclusion that these entities were quantitatively immaterial and in the absence of qualitative considerations to the contrary, we concluded that the omission of these two subsidiaries was immaterial.

*              *              *

The Company believes that the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved these comments to the Staff’s satisfaction. The Company intends to file an amended 2009 and 2008 Form 20-F to reflect the changes proposed in our responses to your comments 2, 4, 5, 6 and 15 in your letter dated April 5, 2010 and your comment 2 in your letter dated May 6, 2010.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Form 20-F/A for the fiscal years ended December 31, 2009 and 2008, or the foregoing responses or if any additional information is needed, please call me at +49 241 8909 114.

Sincerely,

AIXTRON AG

Wolfgang Breme

Executive Vice President/CFO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

Commission file number: 000-51196

AIXTRON Aktiengesellschaft
(Exact name of Registrant as specified in its charter)

Federal Republic of Germany
(Jurisdiction of incorporation or organization)

Kaiserstr. 98 52134 Herzogenrath Federal Republic of Germany
(Address of principal executive offices)

Guido Pickert, +49 241 8909-444, +49 241 8909-445, Aixtron AG, Kaiserstr. 98, 52134 Herzogenrath, Federal Republic of Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing one Ordinary Share

Ordinary shares, no par value (not for trading, but only in connection with the listing of its American Depositary Shares on The NASDAQ Global Select Market)

(Title of Class)

The NASDAQ Global Select Market
(Name of each Exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2009:

100,667,177 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

EXPLANATORY NOTE

This Form 20-F/A (the “Amended Filing”) is being filed by Aixtron Aktiengesellschaft (the “Company” or “AIXTRON”) to amend its Annual Report on Form 20-F for the year ended December 31, 2009 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2010, to set forth Item 15, Item 18 and Item 19 to replace Item 15, Item 18 and Item 19 in their entirety, respectively, in the Original Filing.  All other items remain unchanged from the Original Filing.

As disclosed below, Item 15 of this Amended Filing is filed to (i) include Deloitte & Touche GmbH’s attestation report on the effectiveness of the Company’s internal controls over financial reporting, which was inadvertently omitted from the Original Filing, (ii) revise the Company’s conclusion regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report, (iii) remove the definition of disclosure controls and procedures in the Company’s disclosure regarding its officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures and (iv) remove the definition of internal control over financial reporting in the Company’s disclosure regarding its conclusion about the effectiveness of its internal control over financial reporting.

As disclosed below, Item 18 of this Amended Filing is filed to revise the report of independent registered public accounting firm to (i) opine on the December 31, 2009, 2008 and 2007 consolidated statements of financial position and (ii) correct the conformed signature to the report of independent registered public accounting firm.

As disclosed below, Item 19 of this Amended Filing is filed to (i) update the Sections 302 and 906 certifications and (ii) revise the consent of independent registered public accounting firm to refer to the report of independent registered public accounting firm dated March 10, 2010.

Except as otherwise stated herein, no other information contained in the Original Filing has been updated by this Amended Filing and no disclosures have been updated to reflect events that occurred at a later date.  This Amendment should be read in conjunction with the Company’s SEC filings made subsequent to the Original Filing.

Item 15:    Controls and Procedures

Disclosure Controls and Procedures

Management of AIXTRON conducted an evaluation, under the supervision and with the participation of AIXTRON’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of AIXTRON’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

Based on such evaluation, AIXTRON’s Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme had concluded that disclosure controls and procedures were effective. However, in light of the fact that AIXTRON’s Management inadvertently omitted the required attestation report on the effectiveness of the Company’s internal controls over financial reporting issued by Deloitte & Touche GmbH from the Original Filing, the Company is hereby revising its conclusion regarding its disclosure controls and procedures as of the end of the period covered by this report and instead is concluding that those disclosure controls and procedures were not effective at December 31, 2009.

The Company has remedied this failure in the effectiveness of its disclosure controls and procedures by filing the required attestation report on the effectiveness of the Company’s internal controls over financial reporting in the Amended Filing.  The Company has also implemented additional controls and procedures designed to ensure that the disclosures provided by the Company meet the then-current requirements of the applicable filing made under the Exchange Act.

Management’s Report on Internal Control over Financial Reporting

AIXTRON’s Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for AIXTRON. Under the supervision and with the participation of AIXTRON’s Chief Executive Officer and Chief Financial Officer, AIXTRON’s Management conducted an evaluation of the effectiveness of AIXTRON’s internal control over financial reporting based upon the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report.

Based on that evaluation, Management has concluded that AIXTRON’s internal control over financial reporting was effective as of December 31, 2009.

Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on the effectiveness of AIXTRON’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

To The Supervisory Board

AIXTRON AG

Herzogenrath, Germany

We have audited the internal control over financial reporting of AIXTRON Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 10, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH

Wirtschaftsprüfungsgesellschaft

Duesseldorf, Germany, March 10, 2010

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Disclosure Controls and Procedures in Internal Control over Financial Reporting

It should be noted that any system of controls, however well-designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Item 18:  Financial Statements

See pages F-1 to F-62 of the Amended Filing which are incorporated herein by reference.

Item 19:  Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association (Satzung) as amended January 19, 2010.*

4.2

Manufacturing License and Technical Services Agreement, dated as of August 10, 1989, between AIXTRON Aktiengesellschaft and Laboratoires D’Electronique Philips (incorporated by reference to Exhibit 10.2 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.3

Exclusive Patent and Know-How License Agreement among AIXTRON Aktiengesellschaft, Centre National de la Recherche Scientifique and the Institut National Polytechnique de Grenoble (incorporated by reference to Exhibit 10.3 to Form F-4, dated February 8, 2005, File No. 333-122624).

8.1	List of Subsidiaries (incorporated by reference to the list of significant subsidiaries set forth in this report under the caption “Item 4. Information on the Company—Organizational Structure.”)*

11.1	Code of Ethics, revised in 2007 (incorporated by reference to Exhibit 11.1 to Form 20-F, dated March 13, 2008, File No. 000-51196).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.**

*	Previously filed as an exhibit to the Original Filing.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  May 31, 2010

AIXTRON AKTIENGESELLSCHAFT

/s/ PAUL HYLAND

Name:	Paul Hyland

Title:	Chairman, President and Chief Executive Officer

/s/ WOLFGANG BREME

Name:	Wolfgang Breme

Title:	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To The Supervisory Board

AIXTRON AG

Herzogenrath, Germany

We have audited the accompanying consolidated statement of financial position of AIXTRON Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2009, 2008 and 2007 and the related consolidated income statement, consolidated statement of cash flows and consolidated statement of changes in equity, for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON Aktiengesellschaft and subsidiaries as of December 31, 2009, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH

Wirtschaftsprüfungsgesellschaft

Duesseldorf, Germany, March 10, 2010

CONSOLIDATED INCOME STATEMENT

	Notes	2009	2008	2007
		(in EUR thousands)
Revenues	3	302,857	274,404	214,815
Cost of sales		168,143	161,525	129,779
Gross profit		134,714	112,879	85,036
Selling expenses		25,465	27,842	27,163
General administration expenses		21,288	17,997	16,030
Research and development costs	5	32,917	28,286	26,532
Other operating income	6	10,046	5,192	6,612
Other operating expenses	7	2,365	11,457	1,280
Operating result		62,725	32,489	20,643
Finance Income		1,283	3,189	1,857
Finance Expense		27	23	99
Net Finance Income	9	1,256	3,166	1,758
Result before taxes		63,981	35,655	22,401
Taxes on income	10	19,215	12,661	5,151
Profit/loss attributable to the equityholders of AIXTRON AG (after taxes)		44,766	22,994	17,250
Basic earnings per share (€)	23	0.49	0.26	0.20
Diluted earnings per share (€)	23	0.48	0.25	0.19

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	2009	2008	2007
	(in EUR thousands)
Profit or Loss	44,766	22,994	17,250
Losses/gains from derivative financial instruments before taxes	(1,417)	(1,707)	961
Currency translation adjustment	1,306	(5,372)	(9,932)
Deferred taxes	302	515	(289)
Other comprehensive income	191	(6,564)	(9,260)
Total comprehensive income attributable to equity holders of AIXTRON AG	44,957	16,430	7,990

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	12/31/2009	12/31/2008	12/31/2007
		(in EUR thousands)
Assets
Property, plant and equipment	12	37,758	39,324	35,121
Goodwill	13	58,275	58,719	58,974
Other intangible assets	13	7,766	10,255	12,508
Investment property	14	0	4,908	4,908
Other non-current assets	15	644	672	745
Deferred tax assets	16	13,869	3,161	4,773
Tax assets	17	373	420	437
Total non-current assets		118,685	117,459	117,466
Inventories	18	89,552	77,086	60,013
Trade receivables less allowance k€ 717 (2008: k€ 2,289; 2007: k€ 567)	19	49,265	38,814	33,490
Current tax assets	11	59	59	59
Other current assets	19	14,341	10,947	9,025
Other financial assets	20	90,000	3,000	4,831
Cash and cash equivalents	21	211,192	67,462	71,943
Total current assets		454,409	197,368	179,361
Total assets		573,094	314,827	296,827
Liabilities and shareholders’ equity
Subscribed capital Number of shares: 99,587,927 (2008: 89,692,328; 2007: 89,138,905)		99,588	89,692	89,139
Additional paid-in capital		260,413	106,445	102,562
Retained earnings		67,092	30,507	13,845
Income and expenses recognised in equity		(13,564)	(13,755)	(7,192)
Total shareholders’ equity	22	413,529	212,889	198,354
Employee benefits	26	1,064	845	878
Other non-current liabilities		70	67	71
Other non-current provisions	26	790	1,210	1,496
Deferred tax liabilities		275	0	0
Total non-current liabilities		2,199	2,122	2,445
Trade payables	27	21,419	18,782	23,761
Advance payments from customers		87,918	52,566	49,988
Other current provisions	26	28,666	20,481	16,473
Other current liabilities	27	2,265	1,866	1,303
Current tax liabilities		17,064	6,085	4,254
Deferred revenues		34	36	249
Total current liabilities		157,366	99,816	96,028
Total liabilities		159,565	101,938	98,473
Total liabilities and shareholders’ equity		573,094	314,827	296,827

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	2009	2008	2007
		(in EUR thousands)
Cash inflow from operating activities
Net income for the year (after taxes)		44,766	22,994	17,250
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments		2,149	1,808	1,250
Impairment expense		0	0	332
Depreciation and amortization expense		12,368	10,753	9,748
Net result from disposal of property, plant and equipment		(1,207)	68	36
Deferred income taxes		(10,412)	2,314	620
Other non-cash expenses		(472)	98	2,888
Change in
Inventories		(11,713)	(20,087)	(9,601)
Trade receivables		(10,506)	(6,811)	(8,086)
Other assets		(4,283)	(3,930)	(4,045)
Trade payables		2,539	(3,192)	(5,518)
Provisions and other liabilities		19,265	8,040	8,295
Deferred revenues		(6)	(215)	(243)
Non-current liabilities		55	(376)	(452)
Advance payments from customers		34,939	4,393	20,390
Cash inflow from operating activities		77,482	15,857	32,864
Cash inflow/outflow from investing activities
Cash from acquisitions		0	0	80
Cost related to the acquisitions		0	(392)	(458)
Capital expenditures in property, plant and equipment		(8,912)	(11,617)	(6,090)
Capital expenditures in intangible assets		(1,008)	(1,251)	(2,029)
Proceeds from disposal of fixed assets		7,787	0	0
Bank deposits with a maturity of more than 90 days	20	(87,000)	1,831	(2,050)
Cash inflow/outflow from investing activities		(89,133)	(11,429)	(10,547)
Cash inflow from financing activities
Dividend paid to shareholders		(8,181)	(6,331)	0
Proceeds from issue of equity shares		161,749	2,628	5,171
Cash inflow from financing activities		153,568	(3,703)	5,171
Effect of changes in exchange rates on cash and cash equivalents		1,813	(5,206)	(2,296)
Net change in cash and cash equivalents		143,730	(4,481)	25,192
Cash and cash equivalents at the beginning of the period		67,462	71,943	46,751
Cash and cash equivalents at the end of the period	21	211,192	67,462	71,943
Interest paid		(9)	(119)	(85)
Interest received		778	3,141	1,850
Income taxes paid		(16,903)	(3,105)	(988)
Income taxes received		122	59	376

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Subscribed capital under IFRS		Additional paid-in- capital		Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit		Shareholders’ equity attributable to the owners of AIXTRON AG Total
	(in EUR thousands)
Balance at January 1, 2007	87,836		97,444		1,549	519	(3,406)		183,942
Net income for the period							17,250		17,250
Expense for stock options			1,250						1,250
Exercise stock options	1,303		3,868						5,171
Currency translation					(9,932)				(9,932)
Derivative financial instruments net of tax						672			672
Balance at December 31, 2007	89,139	*	102,562		(8,383)	1,191	13,845	*	198,354 *
Balance at January 1, 2008	89,139	*	102,562		(8,383)	1,191	13,845	*	198,354 *
Net income for the period							22,994		22,994
Dividends to shareholders							(6,332	)*	(6,332)
Issue of shares for stock options			1,808	*					1,808
Issue of Shares	553		2,075						2,628
Currency translation					(5,372)				(5,372)
Derivative financial instruments net of tax						(1,191)			(1,191)
Balance at December 31, 2008	89,692	*	106,447	*	(13,755)	0	30,507	*	212,889 *

	Subscribed capital under IFRS		Additional paid-in- capital		Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit		Shareholders’ equity attributable to the owners of AIXTRON AG Total
	(in EUR thousands)
Balance at January 1, 2009	89,692	*	106,447	*	(13,755)	0	30,507	*	212,889	*
Net income for the period							44,766		44,766
Dividends to shareholders							(8,181)		(8,181)
Expense for stock options			2,140						2,140
Issue of shares for stock options	916		3,196						4,112
Issue of Shares	8,980		148,657						157,637
Currency translation			(26)		1,306				1,280
Derivative financial instruments net of tax						(1,115)			(1,115)
Balance at December 31, 2009	99,588		260,414	*	(12,449)	(1,115)	67,091	*	413,529	*

*                                         rounded

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                                      General principles

AIXTRON AG (“AIXTRON AG”) is incorporated as a stock corporation (“Aktiengesellschaft”) under the laws of the Federal Republic of Germany. The Company is domiciled at Kaiserstraße 98, 52134 Herzogenrath, Germany. AIXTRON AG is registered in the commercial register of the District Court (“Amtsgericht”) of Aachen under HRB 7002.

The consolidated financial statements of AIXTRON AG and its subsidiaries (“AIXTRON” or “Company”) have been prepared in accordance with, and fully comply with

•                  International Financial Reporting Standards (IFRS), and the interpretations as published by the International Accounting Standards Board (IASB); and also

•                  International Financial Reporting Standards (IFRS) as adopted for use in the European Union; and also

•                  the requirements of Section 315a of HGB (German Commercial Law).

AIXTRON is a leading provider of deposition equipment to the semiconductor and compound-semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fibre optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signalling and lighting, displays, as well as a range of other leading-edge technologies.

These consolidated financial statements have been prepared by the Executive Board and have been submitted to the Supervisory Board for its meeting held on March 10, 2010.

2.                                      Significant accounting policies

(a)                                  Companies included in consolidation

Companies included in consolidation are the parent company, AIXTRON AG, and 7 significant companies, in which AIXTRON AG has a 100% direct shareholding or control. The balance sheet date of all consolidated companies is December 31. A list of all significant consolidated companies is shown in note 33.

(b)                                  Basis of accounting

The consolidated financial statements are presented in Euro (EUR). The amounts are rounded to the nearest thousand Euro (kEUR). Some items in the statement of financial position and income statement have been combined under one heading to improve the clarity of presentation. Such items are disclosed and commented on individually in the notes.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reported period. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if this revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgements which have a significant effect on the Company’s financial statements are described in Note 39.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

The accounting policies have been applied consistently by each consolidated company.

(c)                                  Bases of consolidation

(i)                                    Subsidiaries

Entities over which AIXTRON AG has control are treated as subsidiaries (see note 33). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that controlling influence commences.

(ii)                                Transactions eliminated on consolidation

All intercompany income and expenses, transactions and balances have been eliminated in the consolidation.

(d)                                  Foreign currency

The consolidated financial statements have been prepared in Euro (EUR). In the translation of financial statements of subsidiaries outside the Euro-Zone the local currencies are used as functional currencies of these subsidiaries. Assets and liabilities of these subsidiaries are translated to EUR at the exchange rate ruling at the balance sheet date. Revenues and expenses are translated to EUR at average exchange rates for the year or at average exchange rates for the period between their inclusion in the consolidated financial statements and the balance sheet date. Net equity is translated at historical rates. The differences arising on translation are disclosed in income and expenses recognised in equity.

Exchange gains and losses resulting from fluctuations in exchange rates in the case of foreign currency transactions are recognised in the income statement in “other operating income”or “other operating expenses”.

(e)                                  Property, plant and equipment

(i)                                    Acquisition or manufacturing cost

Items of property, plant and equipment are stated at cost, plus ancillary charges, less accumulated depreciation (see below) and impairment losses (see accounting policy (k)).

Costs of internally generated assets include not only costs of material and personnel, but also a share of directly attributable overhead costs.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)                                Subsequent costs

The Company recognises in the carrying amount of an item of property, plant and equipment the cost of replacing components or enhancement of such an item when that cost is incurred if it is probable that the future economic benefits embodied in the item will flow to the Company and the cost of the item can be measured reliably. All other costs such as repairs and maintenance are expensed as incurred.

(iii)                            Government grants

Government grants related to the acquisition or manufacture of owned assets are deducted from original cost at date of capitalisation.

(iv)                               Depreciation

Depreciation is charged on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

•	Buildings	25 years

•	Machinery and equipment	3-14 years

•	Other plant, factory and office equipment	3-14 years

(f)                                    Intangible assets

(i)                                    Goodwill

All business combinations are accounted for by applying the purchase method. In respect of business acquisitions that have occurred since January 1, 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill, determined under the previous accounting principles (US-GAAP), applied until 2004, and has continued to be recognised at its then carrying amount.

Goodwill is stated at cost less any accumulated impairment loss. Goodwill is allocated to cash-generating units and is tested annually for impairment (see accounting policy (k)).

(ii)                                Research and development

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding using scientific methods, is recognised as an expense as incurred.

Expenditure on development comprises costs incurred with the purpose of using scientific knowledge technically and commercially. As not all criteria of IAS 38 are met or are only met at a very late point within the development process, for reasons of materiality AIXTRON did not capitalise such costs.

(iii)                            Other intangible assets

Other intangible assets that are acquired by the Company are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (k)).

Intangible assets acquired through business combinations are stated at their fair value at the date of purchase (see note 4).

Expenditure on internally generated goodwill, trademarks and patents is expensed as incurred.

(iv)                               Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(v)                                   Amortisation

Amortisation is charged on a straight-line basis over the estimated useful lives of intangible assets, except for goodwill. Goodwill is tested annually in respect of its recoverable amount. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

•	Software	2-5 years

•	Patents and similar rights	5-18 years

•	Customer base and product and technology know how	6-7 years

(g)                                 Investment property

Investment properties are measured using the cost model.

(h)                                 Financial Instruments

(i)                                    Financial Assets

Financial assets are classified into the following specific categories: financial assets ‘at fair value through the profit or loss’ (FVTPL), ‘held to maturity investments’, and ‘loans and receivables’.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Investments are recognised at the contract date, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

(ii)                                Financial assets at FVTPL

Financial assets are classified as at FVTPL where the asset is either

•                  held for trading or

•                  it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The fair value is the estimated amount that a bank would receive or pay to terminate the derivative contracts at the reporting date, taking into account current exchange rates, volatility and the credit-worthiness of the counterparties (mark-to-market).

(iii)                            Held to maturity investments

Investments with fixed or determinable payments and fixed maturity dates that the Company intends to hold to maturity are classified as held to maturity investments. Held to maturity investments are recorded at amortised cost using the effective interest rate method less any impairment, with revenue recognised on an effective yield basis.

(iv)                               Trade receivables

Trade receivables and other receivables that have fixed or determinable payments that are not quoted on an active market are classified as loans and receivables. Loans and receivables are measured at amortised cost using the effective interest rate method, less any impairment.

(v)                                   Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

(vi)                               Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits with banks with a maturity of up to three months at inception.

(vii)                           Equity instruments

Equity instruments, including share capital, issued by the company are recorded at the proceeds received, net of direct issue costs.

(viii)                       Financial liabilities

Financial liabilities are classified as either financial liabilities “at FVTPL” or “other financial liabilities”.

(ix)                              Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL where the liability is either

•                  held for trading or

•                  it is designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The fair value is the estimated amount that a bank would receive or pay to terminate the derivative contracts at the reporting date, taking into account current exchange rates, volatility and the credit-worthiness of the counterparties (mark-to-market).

(x)                                  Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortised cost using the effective interest rate method, with interest expense recognised on an effective yield basis.

(xi)                              Derivative financial instruments and hedge accounting

The Company’s activities expose it primarily to the financial risks of changes in foreign exchange currency rates (see note 28). The Company uses foreign exchange forward contracts to hedge these exposures. The Company does not use derivative financial instruments for speculative purposes. The use of financial derivatives is governed by policies approved by the Executive Board, which provide written principles on the use of financial derivatives.

Changes in the fair value of derivative financial instruments that are designated as effective hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement.

Changes in fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the derivative financial instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the derivative financial instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

(i)                                    Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses. Cost is determined using weighted average cost.

The cost includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct material and production cost, as well as an appropriate share of overheads based on normal operating capacity.

Allowance for slow moving, excess and obsolete, and otherwise unsaleable inventory is recorded based primarily on either the Company’s estimated forecast of product demand and production requirement for the next twelve months or historical trailing twelve month usage. When there has been no usage of an inventory item during a period of twelve months, the Company writes down such inventories based on previous experience.

(j)                                    Operating Result

Operating result is stated before finance income, finance expense and tax.

(k)                                Impairment of property, plant and equipment and intangible assets

Goodwill purchased as part of a business acquisition is tested annually for impairment, irrespective of whether there is any indication of impairment. For impairment test purposes, the goodwill is allocated to cash-generating units. Impairment losses are recognised to the extent that the carrying amount exceeds the higher of net realisable value or value in use (recoverable amount) of the cash-generating unit.

Property, plant and equipment as well as other intangible assets are tested for impairment, where there is any indication that the asset may be impaired. Impairment losses on such assets are recognised, to the extent that the carrying amount exceeds either the net realisable value that would be obtainable from a sale in an arm’s length transaction, or the value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments and the risks associated with the asset.

Impairment losses are reversed if there has been a change in the estimates used to determine the recoverable amount. Reversals are made only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined if no impairment loss had been recognised.

An impairment loss in respect of goodwill is not reversed.

(l)                                    Earnings per share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of issued common shares and AIXTRON ADS (see note 23) for the year. Diluted earnings per share reflect the potential dilution that could occur if options issued under the Company’s stock option plans were exercised and convertible bonds were converted, unless such conversion had an anti-dilutive effect.

(m)                              Employee benefits

(i)                                    Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii)                                Defined benefit plans

The obligation from defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in prior periods; that benefit is discounted to determine its present value. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses are recognised in the income statement at each balance sheet date.

(iii)                            Share-based payment transactions

The stock option programs allows members of the Executive Board, management and employees of the Company to acquire shares/ADS (see note 25) of the Company. These stock option programs are accounted for by AIXTRON according to IFRS 2. The fair value of options granted after November 7, 2002 is recognised as personnel expense with a corresponding increase in the additional paid-in capital. The fair value is calculated at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. In the calculation of the personnel expense options forfeited are taken into account.

(n)                                 Provisions

A provision is recognised in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle this obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax interest rate that reflects current market assessments of the time value of money and, where appropriate, the risks associated with the liability.

(i)                                    Warranties

The Company offers one to two year warranties on all of its products. Warranty expenses generally include cost of labor, material and related overhead necessary to repair a product free of charge during the warranty period, and are recorded as a selling expense. The specific terms and conditions of those warranties may vary depending on the equipment sold, the terms of the contract and the locations from which they are sold. The Company establishes the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time revenue is recognised. Factors that affect the Company’s warranty liability include the historical and anticipated rates of warranty claims and cost per claim.

The Company accrues material and labor cost for systems shipped based upon historical experience. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

(ii)                                Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(o)                                  Revenue

Revenue is generated from the sale and installation of equipment, spare parts and maintenance services. The sale of equipment involves a customer acceptance test at AIXTRON’s production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated terms and conditions of business.

Revenues from the sale of products that have been demonstrated to meet product specification requirements are recognised upon shipment to the customer, if a full customer acceptance test has been successfully completed at the AIXTRON production facility and the significant risks and rewards of ownership has passed to the customer.

Revenue relating to the installation of the equipment at the customer’s site is recognised when the installation is completed and the final customer acceptance has been confirmed. The portion of the contract revenue deferred until completion of the installation services is determined based on either the fair value of the installation services or, if the company determines that there may be a risk that the economic benefits of installation services may not flow to the company, the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation.

Revenue related to products where meeting the product specification requirements has not yet been demonstrated, or where specific rights of return have been negotiated, is recognised only upon final customer acceptance.

Revenue on the sale of spare parts is recognised when title and risk passes to the customer, generally upon shipment. Revenue from maintenance services is recognised as the services are provided.

(p)                                  Expenses

(i)                                    Cost of sales

Cost of sales includes such direct costs as materials, labor and related production overheads.

(ii)                                Research and development

Research and development costs are expensed as incurred. Project funding received from governments (e.g. state funding) and the European Union is recorded in other operating income, if the Research and Development costs are incurred and provided that the conditions for the funding have been met.

(iii)                            Operating lease payments

Payments made under operating leases are recognised as expense on a straight-line basis over the term of the lease.

(q)                                  Other operating income

Government grants

Government grants awarded for project funding are recorded in “Other operating income” if the Research and Development costs are incurred and provided that the conditions for the funding have been met.

(r)                                  Tax

The tax expense represents the sum of the tax currently payable and deferred tax.

Deferred tax assets and liabilities are recorded for all temporary differences between tax and commercial balance sheets and for losses brought forward for tax purposes as well as for tax credits of the companies included in consolidation. The deferred taxes are calculated, based on tax rates applicable at the balance sheet date or known to be applicable in the future. Effects of changes in tax rates on the deferred tax assets and liabilities are recognised upon adoption of the amended law.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits can be set off against tax credits and tax loss carry forwards. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit can be realised. The recoverability of deferred tax assets is reviewed at least annually.

(s)                                  Segment reporting

A business segment is a distinguishable component of the Company that is engaged in business activities and whose operating results are reviewed regularly by the Executive Board. Internally reported product lines are combined for group reporting into one business segment, as they show similar economic characteristics and meet the other criteria defined in IFRS 8.12.

Accounting standards applied in segment reporting are in accordance with the general accounting policies as explained in this section.

(t)                                    Cash flow statement

The cash flow statement is prepared in accordance with IAS 7. Cash flows from operating activities are prepared using the indirect method. Cash inflows and cash outflows from taxes and interest are included in cash flows from operating activities.

(u)                                 Recently issued accounting standards

The company adopted IFRS 8—Operating Segments during 2009. Amendments to the following standards were also adopted during 2009:

•                  IFRS 1 and IAS 27 Cost of an Investment in an subsidiary

•                  IFRS 3 and IAS 27—Business Combinations

•                  IFRS 2 Vesting Conditions and Cancellations

•                  IFRS 7 Enhancing disclosures about Fair Value and Liquidity Risk

•                  IAS 1 Presentation of Financial Statements

•                  IAS 23 Borrowing Cost

•                  IAS 32 and IAS 1 Puttable Financial Instruments and Obligations arising on Liquidation

•                  IAS 39 Embedded Derivatives

•                  Various Improvements to IFRS.

During 2009 five interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) became effective. IFRIC 9 Embedded Derivatives; IFRIC 13—Customer Loyalty Programmes; IFRIC 15—Agreements for the Construction of Real Estate; IFRIC 16—Hedges of a Net Investment in a Foreign Operation; IFRIC 18—Transfers of Assets from Customers. The adoption of these interpretations, new and amended standards has not led to any changes in the company’s accounting policies. The amendments to IFRS 3 and IAS 27 have been adopted earlier than required.

The following list shows IFRS standards, amendments to IFRS and to IFRIC`s not compulsory and not applicable to reporting periods ended on December 31, 2009. These standards were not applied earlier than required. AIXTRON is currently analysing the impact of the new standards on its consolidated financial statements. The Company does not expect the adoption of these standards to have a material impact on its consolidated financial statements.

IFRS 9	Financial Instruments: Classification and measurement Issued: November 2009

Amendment to IFRS 1	Revisions to IFRS 1 on First-time Adoption of IFRSs, Additional Exemptions for First-time Adopters Issued: December 2008 and August 2009

Amendment to IFRS 2	Group Cash-settled Share-based Payments Issued: June 2009

Amendment to IAS 24	Related Party Disclosures Issued: November 2009

Amendment to IAS 32	Classification of Rights Issues Issued: October 2009

Amendment to IAS 39	Eligible Hedged Items Issued: July 2008

Various	Improvements to IFRSs Issued: April 2009

IFRIC 12	Service Concession Arrangements Issued: November 2006

Amendment to IFRIC 14	Prepayments of a Minimum Funding Requirement Issued: December 2009

IFRIC 17	Distribution of Non-cash Assets to Owners Issued: November 2008

IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments Issued: December 2009

3.                                      Segment reporting

The Group has adopted IFRS 8 Operating Segments with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Executive Board, as chief operating decision maker, in order to allocate resources to the segments and to assess their performance.

In accordance with IFRS 8.12, AIXTRON has aggregated operating segments where they have similar economic characteristics and where the segments are similar in the other respects required by the standard. Consequently, the company has only one reportable segment.

The company’s reportable segment is based around the category of goods and services provided for the compound and silicon semi-conductor industries.

Segment revenues and results

	2009	2008	2007
	(in EUR thousands)
Equipment revenues	275,008	247,370	186,921
Spares and service revenue	27,849	27,033	27,894
Revenue from transactions with external customers	302,857	274,404	214,815
Segment profit	62,725	32,489	20,643
Investment revenue	1,283	3,189	1,857
Finance Costs	(27)	(22)	(99)
Profit before tax	63,981	35,656	22,401

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                                      Segment reporting

Details of depreciation and amortisation expense can be found in notes 12 and 13.

The accounting policies of the reportable segment are identical with the Group’s accounting policies as described in note 2. Segment profit represents the profit earned by the segment without the allocation of investment revenue, finance costs and income tax expense. This is the measure reported to the Executive Board for the purpose of resource allocation and assessment of performance.

Segment assets and liabilities

	31 December 2009	31 December 2008
	(in EUR thousands)
Semi-conductor equipment segment assets	257,601	240,637
Unallocated assets	315,493	74,190
Total group assets	573,094	314,827

For the purpose of monitoring segment performance and allocating resources between segments all assets are allocated to reportable segments other than tax assets, cash, other financial assets and investment property. All liabilities are allocated to segments apart from tax liabilities and post-employment benefit liabilities.

	31 December 2009	31 December 2008
	(in EUR thousands)
Semi-conductor equipment segment liabilities	141,162	94,988
Unallocated liabilities	18,403	6,950
Total group liabilities	159,565	101,938

Additions to Property, Plant and Equipment, to Goodwill and to Intangible assets, and the depreciation and amortization expenses are given in notes 12, 13 and 14. Other non-current assets reduced by k€ -75 during 2009 (k€ -90 in 2008).

Information concerning other material items of income and expense for personnel expenses and R&D expenses can be found in notes 5 and 8.

Geographical information.

The Group’s revenue from continuing operations from external customers and information about its non-current assets by geographical location are detailed below. Revenues from external customers are attributed to individual countries based on the country in which it is expected that the products will be used.

	2009	2008	2007
	(in EUR thousands)
Asia	250,034	238,156	174,133
Europe	41,498	18,464	18,786
USA	11,325	17,784	21,896
Total	302,857	274,404	214,815

Sales from external customers attributed to Germany, Aixtron’s country of domicile, and to other countries which are of material significance are as follows:

	2009	2008	2007
	(in EUR thousands)
Germany	31,937	9,168	7,360
Korea	110,140	40,082	58,729
Taiwan	102,071	137,040	55,801

Sales to two customers amounted to 29% and 10% of total Group revenues respectively in 2009, in 2008 sales to three customers each amounted to 12% of revenues, and in 2007 sales to one customer amounted to 15% of revenues.

	Non-current assets
	December 31, 2009	December 31, 2008
	(in EUR thousands)
Asia	805	702
Europe excluding Germany	11,366	11,034
Germany	38,102	43,478
USA	54,542	59,144
Total group assets	104,815	114,358

Non-current assets exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

4.                                      Acquisition of subsidiaries

All acquisitions are accounted for using the purchase method of accounting.

On October 4, 2007 AIXTRON Ltd, Cambridge UK, acquired 100% of the issued share capital of Nanoinstruments Ltd. The consideration was an initial payment of k€ 430 on October 4, 2007, a second payment of k€ 430 on January 2, 2008 and further payments of up to k€ 2,578, depending on the level of future sales up to December 31, 2011. Nanoinstruments Ltd. manufactures PECVD equipment for the production of carbon nanotubes and nanowires. The business was transferred to AIXTRON Ltd. on the October 4, 2007.

The net assets acquired and the consideration was:

	Carrying amount	Fair value adjustment	Acquisition cost
	(in EUR thousands)
Intangible assets	0	823	823
Inventories	40	0	40
Trade and other receivables	3	0	3
Cash and cash equivalents	80	0	80
Acquired assets	123	823	946
Trade and other payables	(83)	0	(83)
Current tax liabilities	(8)	0	(8)
Deferred tax liabilities	0	(228)	(228)
Acquired liabilities	(91)	(228)	(319)
Net assets	32	595	627
Goodwill arising on acquisition			278
Total purchase price			905

(in EUR thousands)
Satisfied by:
Cash paid October 4, 2007	458
Cash payable January 2, 2008	447
905

Net cash outflow arising on acquisition

	2007	2008
	(in EUR thousands)
Cash consideration	430	377
Directly attributable cost paid	28	15
Less: cash and cash equivalents acquired	(80)	0
	378	392

Cash consideration paid in 2008 differs from the amount payable as at 31 December 2007 because of currency exchange rate translation differences.

5.                                      Research and development

Research and development costs, before deducting project funding received, were k€ 32,917, k€ 28,286 and k€ 26,532 for the years ended December 31, 2009, 2008 and 2007 respectively.

After deducting project funding received and not repayable, net expenses for research and development were k€ 29,637, k€ 28,286 and k€ 26,532 for the years ended December 31, 2009, 2008 and 2007 respectively.

Research and development expenses in 2009 include impairment expenses for property, plant and equipment in the amount of k€ 0 (2008: k€ 0; 2007: k€ 332). (see notes 12 and 13 for details).

6.                                      Other operating income

	2009	2008	2007
	(in EUR thousands)
Research and development funding	3,280	1,918	2,729
Income from resolved contract obligations	3,498	45	675
Income from the reversal of provisions and the write-off of debts	1,596	490	1,727
Gain from the disposal of fixed assets	1,262	56	185
Compensation payments	16	2	2
Foreign exchange gains	119	2,485	889
Other	275	196	405
	10,046	5,192	6,612

The total amount of exchange gains and losses (see also note 7) recognised in profit or loss was a loss of k€ -1,409, (2008 loss k€ -6,954; 2007 gain k€ 314).

	2009	2008	2007
	(in EUR thousands)
Foreign exchange gains	119	2,485	889
Foreign exchange losses (see note 7)	(1,528)	(9,439)	(575)
Net foreign exchange gains (losses)	(1,409)	(6,954)	314
Gains (losses) arising on financial instruments at FVTPL	340	(1,819)	1,165
Other foreign exchange gains (losses)	(1,749)	(5,135)	(851)
	(1,409)	(6,954)	314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.                                      Other operating expenses

	2009	2008	2007
	(in EUR thousands)
Foreign exchange losses	1,528	9439	575
Losses from the disposal of fixed assets	55	3	6
Additions to allowances for receivables or write-off of receivables	449	1953	481
Other	333	62	218
	2,365	11,457	1,280

8.                                      Personnel expense

	2009	2008	2007
	(in EUR thousands)
Payroll	43,738	36,914	36,373
Social insurance contributions	4,629	4,380	4,241
Decrease/Increase in defined benefit plan obligations	219	(33)	(106)
Expense for defined contribution plans	970	896	824
Stock option expense	2,149	1,808	1,247
	51,705	43,965	42,579

9.                                      Net finance income

	2009	2008	2007
	(in EUR thousands)
Interest income from financial assets	1,283	3,189	1,857
Interest expense from financial liabilities	(27)	(23)	(99)
Net finance income	1,256	3,166	1,758

10.                               Income tax expense/benefit

The following table shows income tax expenses and income recognised in the consolidated income statement

	2009	2008	2007
	(in EUR thousands)
Current tax expense (+)/current tax income (-)
for current year	29,261	11,168	5,022
adjustment for prior years	131	(821)	13
Total current tax expense	29,392	10,347	5,035
Deferred tax expense (+)/deferred tax income (-)
from temporary differences	(4,561)	3,862	3,718
—Income/expense from changes in local tax rate	(16)	81	1,518
from reversals and write-downs	(5,600)	(1,629)	(5,120)
Total deferred tax expense	(10,177)	2,314	116
Taxes on income	19,215	12,661	5,151

Income before taxes on income and income tax expense relate to the following regions:

	2009	2008	2007
	(in EUR thousands)
Income before income taxes
Germany	88,822	31,819	12,892
Outside Germany	(24,841)	3,836	9,509
Total	63,981	35,655	22,401
Income tax expense
Germany	15,336	8,580	1,769
Outside Germany	3,879	4,081	3,382
Total	19,215	12,661	5,151

The Company’s effective tax rate is different from the German statutory tax rate of 30.20% (2008: 30,91%; 2007: 39.45%) which is based on the German corporate income tax rate (including solidarity surcharge and trade tax)

The following table shows the reconciliation from the expected to the reported tax expense:

	2009	2008	2007
	(in EUR thousands)
Net result before taxes	63,981	35,655	22,401
Income tax expense (German tax rate)	19,322	11,021	8,837
Effect from differences to foreign tax rates	(2,392)	(1,722)	(1,166)
Non-deductible expenses	506	419	251
Non-consideration of tax claims from loss carryforwards	977	4,773	(204)
Reversal of Allowance/write-off against deferred tax assets	103	(1,629)	(5,120)
Expense from changes in local tax rate	(16)	0	1,518
Effect of the use of loss carryforwards	(168)	(135)	(243)
Non-deductible impairment and amortisation of:
Goodwill, acquired customer relations and product and technology know how	716	883	873
Effect of permanent differences	175	18	216
Other	(8)	(967)	189
Taxes on income	19,215	12,661	5,151
Effective tax rate	30.0%	35.5%	23.0%

11.                               Current tax receivables and payables

As of December 31, 2009 the current tax receivables and payables, i.e. those actually incurred because the amount of tax paid in the current or in prior periods was either too high or too low, are k€ 59 (2008: k€ 59) and k€ 17,064 (2008: k€ 6,085) respectively.

12.                               Property, plant and equipment

Development of property, plant and equipment

	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
	(in EUR thousands)
Cost
Balance at January 1, 2008	30,974	31,450	9,632	3,353	75,409
Acquisitions	2,577	5,155	1,846	2,039	11,617
Disposals	0	1,456	619	50	2,125
Transfers	454	2,732	0	(3,186)	0
Effect of movements in exchange rates	(242)	97	(12)	71	(86)
Balance at December 31, 2008	33,763	37,978	10,847	2,227	84,815
Balance at January 1, 2009	33,763	37,978	10,847	2,227	84,815
Acquisitions	864	3,945	2,091	1,891	8,791
Disposals	11,968	2,272	1,770	630	16,640
Transfers	5,432	1,064	9	(1,597)	4,908
Effect of movements in exchange rates	54	(118)	22	0	(42)
Balance at December 31, 2009	28,145	40,597	11,199	1,891	81,832
Depreciation and impairment losses
Balance at January 1, 2008	11,478	20,804	8,006	0	40,288
Depreciation charge for the year	1,449	4,938	904	0	7,291
Disposals	0	1,454	604	0	2,058
Effect of movements in exchange rates	(133)	103	0	0	(30)
Balance at December 31, 2008	12,794	24,391	8,306	0	45,491
Balance at January 1, 2009	12,794	24,391	8,306	0	45,491
Depreciation charge for the year	1,471	6,270	998	0	8,739
Disposals	6,371	1,965	1,725	0	10,061
Effect of movements in exchange rates	32	(138)	11	0	(95)
Balance at December 31, 2009	7,926	28,558	7,590	0	44,074
Carrying amounts
At January 1, 2008	19,496	10,646	1,626	3,353	35,121
At December 31, 2008	20,969	13,587	2,541	2,227	39,324
At January 1, 2009	20,969	13,587	2,541	2,227	39,324
At December 31, 2009	20,219	12,039	3,609	1,891	37,758

Depreciation

Depreciation expense amounted to k€ 8,739 for 2009 and was k€ 7,291 and k€ 6,573 for 2008 and 2007 respectively.

Impairments

During 2009 there were no impairments necessary.

Government grants

In 2009, the cost of machinery and equipment was reduced by k€ 0 (2008: k€ 1,643, 2007: 17), because of government grants. Of that amount, k€ (2008: k€ 0, 2007: k€ 0) has been accrued as receivable and k€ 0 (2008: k€ 1,643, 2007: k€ 17) was paid in cash.

Construction in progress

Construction in progress relates to self-built systems for development laboratories.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.                               Intangible assets

Development of intangible assets

	Goodwill	Other intangible assets	Total
	(in EUR thousands)
Cost
Balance at January 1, 2008	76,649	36,825	113,474
Acquisitions	0	1,251	1,251
Disposals	0	3	3
Effect of movements in exchange rates	(715)	481	(234)
Balance at December 31, 2008	75,934	38,554	114,488
Balance at January 1, 2009	75,934	38,554	114,488
Acquisitions	0	1,008	1,008
Disposals	0	0	0
Effect of movements in exchange rates	(460)	(362)	(822)
Balance at December 31, 2009	75,474	39,200	114,674
Depreciation and impairment losses
Balance at January 1, 2008	17,675	24,317	41,992
Depreciation charge for the year	0	3,462	3,462
Effect of movements in exchange rates	(460)	520	60
Balance at December 31, 2008	17,215	28,299	45,514
Balance at January 1, 2009	17,215	28,299	45,514
Depreciation charge for the year	0	3,508	3,508
Effect of movements in exchange rates	(16)	(373)	(389)
Balance at December 31, 2009	17,199	31,434	48,633
Carrying amounts
At January 1, 2008	58,974	12,508	71,482
At December 31, 2008	58,719	10,255	68,974
At January 1, 2009	58,719	10,255	68,974
At December 31, 2009	58,275	7,766	66,041

Amortisation and impairment expenses for other intangible assets

Amortisation and impairment expenses for other intangible assets are recognised in the income statement as follows:

	2009		2008		2007
	Amortisation	Impairment	Amortisation	Impairment	Amortisation	Impairment
	(in EUR thousands)
Cost of sales	1,175	0	1,188	0	1,194	0
Selling expenses	1,303	0	1,231	0	1,322	0
General administration expenses	458	0	326	0	182	0
Research and development costs	572	0	717	0	477	0
	3,508	0	3,462	0	3,175	0

In the fiscal years 2009, 2008 and 2007, no impairment losses were required

No reversals were made in 2009, 2008 or 2007.

The amortisation expected to be charged on other intangible assets in the future years is as follows:

(in EUR thousands)
2010	3,658
2011	2,301
2012	824
2013	438
2014	352

The actual amortisation can differ from the expected amortisation.

Impairment of goodwill

At the end of 2009 the Group assessed the recoverable amounts of goodwill and determined that there was no impairment of goodwill (2008: k€ 0; 2007: k€ 0). The recoverable amount of the activities was assessed by reference to the cash-generating units’ value in use.

The composition of the cash generating units used to determine the value in use has changed compared with 2008. In 2008 three distinct cash-generating units were identified within the compound semi-conductor technologies business unit, these have now been merged into one. The reason for the change is because the increasing integration and inter-dependence of the companies means that they are no longer identifiable as separate cash-generating units.

Silicon Semi-conductor technologies

	2009	2008	2007
	(in EUR thousands)
Silicon semi-conductor cash generating unit	46,821	47,913	45,507

The recoverable amount of this cash-generating unit is determined through a value in use calculation which uses cash flow projections based on financial budgets and forecasts approved by the Executive Board covering the period up to 2020 and a discount rate of 9.41% (2008: 9.52%). The period up to 2020 was chosen because it takes into account the whole product life cycle.

Cash flow projections during the budget period are based on the budgeted gross margins and selling prices. Cash flows beyond that period have been forecast based on an analysis, by external parties, of historical trends in the economic cycles affecting the market for semi-conductor equipment. Assumptions concerning working capital were, based on management’s best estimates; inventory turns of 3, receivables outstanding for 125 days, accounts payable of 100 days. A sustainable sales growth rate of 2% has been forecast throughout the forecasted period which does not exceed management’s estimates of the long term growth trend. The directors believe that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate amount recoverable from the cash-generating unit.

Compound Semi-conductor technologies

	2009	2008	2007
	(in EUR thousands)
Compound semi-conductor cash generating unit	11,454	10,805	13,467

The recoverable amount of this cash-generating unit is also determined through a value in use calculation which uses cash flow projections based on financial budgets approved by the Executive Board covering the period to the end of 2010 and a discount rate of 9.41% (2008: 9.52%). An exchange rate of USD 1.50 to € 1 was assumed.

The directors believe that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate amount recoverable from the cash-generating unit.

14.                               Investment property

The investment property in Herzogenrath, Germany was reclassified as land and buildings during 2009 and is included in that category at the end of the year. The transfer was made because the company identified that the land will be used to build additional facilities for the company.

The net book value at 31 December 2008 of investment property amounted to k€ 4.908. In 2008 the investment property was regarded as undeveloped land held for a purpose not yet determined. The carrying amount was determined using the cost model. The fair value was equal to the carrying amount. The fair value of the land at December 31, 2008 was determined using related standard land values.

15.                               Other non-current assets

Other non-current assets totalling k€ 644 (2008: k€ 672) include mainly rent deposits for buildings.

16.                               Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2009	2008	2009	2008	2009	2008
	(in EUR thousands)
Property, plant and equipment	(113)	0	(57)	(208)	(170)	(208)
Trade receivables	2,602	823	0	0	2,602	823
Inventories	5,903	3,484	4	0	5,907	3,484
Employee benefits	92	49	(222)	0	(130)	49
Deferred revenues	25	26	0	(190)	25	(164)
Currency translation differences	0	2	0	0	0	2
Provisions and other liabilities	(642)	38	0	(646)	(642)	(608)
Customer advances	0	257	0	0	0	257
Other	(163)	29	0	(348)	(163)	(319)
Tax loss carryforwards	5,605	138	0	0	5,605	138
Derivative financial instruments	560	0	0	(293)	560	(293)
Deferred tax assets (+) liabilities (-)	13,869	4,846	(275)	(1,685)	13,594	3,161

Deferred tax assets are recognised at the level of individual consolidated companies, in which a loss was realised in the current or preceding financial year, only to the extent that realisation in future periods is probable. The nature of the evidence used in assessing the probability of realisation includes forecasts, budgets and the recent profitability of the relevant entity. The carrying amount of deferred tax assets for entities which have made a loss in either the current or preceding year was k€ 6,070 (2008: k€ 0). Forecast transactions are expected to give rise to taxable profits in 2010 in the entities where deferred tax assets have been recognised.

Deferred taxes for tax losses in the amount of k€ 21,168 (2008: k€ 20,552) and on deductible temporary differences in the amount of k€ 0, (2008: k€ 3,849) were not recognised. Tax losses in the amount of k€ 270 can be used indefinitely (2008: k€ 913), k€ 0 expire by 2014 (2008: 10,038, by 2013) and k€ 20,898 expire after 2014 (2008: k€ 9,601 after 2013).

The following table shows the development of temporary differences during the financial year:

	Balance at January 1, 2008	Recognised in income statement	Directly recognised in equity	Balance at December 31, 2008
	(in EUR thousands)
Property, plant and equipment	84	(292)	0	(208)
Trade receivables	105	718	0	823
Inventories	1,019	2,465	0	3,484
Provisions for pensions	69	(20)	0	49
Deferred revenues	(38)	(126)	0	(164)
Currency adjustment	0	(185)	185	0
Provisions and other liabilities	(137)	(473)	0	(609	)*
Customer advances	(251)	508	0	258	*
Other	(474)	157	0	(317)
Derivative financial instruments	(494)	(314)	514	(293	)*
Tax loss carryforwards	4,890	(4,753)	0	138	*
	4,773	(2,315)	699	3,161	*

	Balance at January 1, 2009		Recognised in income statement	Directly recognised in equity	Balance at December 31, 2009
	(in EUR thousands)
Property, plant and equipment	(208)		45	0	(163)
Trade receivables	823		1,780	0	2,603
Inventories	3,484		2,471	0	5,955
Provisions for pensions	49		(180)	0	(131)
Deferred revenues	(164)		193	0	29
Currency adjustment	0		9	(47)	(38)
Provisions and other liabilities	(609	)*	(34)	0	(643)
Customer advances	258	*	(257)	0	1
Other	(317)		177	0	(140)
Derivative financial instruments	(293	)*	551	302	560
Tax loss carryforwards	138	*	5,424	0	5,562
	3,161	*	10,179 *	255	13,594 *

*                                         rounded to the related numbers in the table

17.                               Long-term receivables from current tax

Long term receivables from current tax include a receivable from corporate tax which will be refunded over a period of eight years. The amount included in long term receivables is for the amounts receivable after more than one year from the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.                               Inventories

	2009	2008
	(in EUR thousands)
Raw materials and supplies	29,504	26,406
Work in process	56,781	36,911
Finished goods and services completed	86	89
Inventories at customers’ locations	3,181	13,680
	89,552	77,086

	2009	2008
	(in EUR thousands)
Write-down of inventories during the year	5,890	4,587
Inventories measured at net realisable value	6,877	9,378
Inventories recognised as an expense during the period	121,296	128,075
Reversals of write-downs recognised during the year	2,081	872

19.                               Trade receivables and other current assets

	2009	2008
	(in EUR thousands)
Trade receivables	49,982	41,103
Allowances for doubtful accounts	(717)	(2,289)
Trade receivables—net	49,265	38,814
Prepaid expenses	794	733
Reimbursement of research and development costs	1,140	1,533
Advance payments for inventory	1,181	359
VAT refund claims	5,132	1,543
Other assets	1,917	2,390
Derivatives that are designated and effective as hedging instruments carried at fair value	692	0
Financial assets carried at fair value through the profit or loss (FVTPL) (see Note 28)	3,485	4,389
Total other current assets	14,341	10,947
	63,606	49,761

Additions to allowances on trade receivables are included in other operating expenses, releases of allowances are included in other operating income. Allowances on receivables developed as follows:

	2009	2008
	(in EUR thousands)
Allowance at January 1	2,289	567
Translation adjustments	11	2
Impairment losses recognised	928	1,953
Used	(1,225)	(8)
Impairment losses reversed	(1,286)	(225)
Allowance at December 31	717	2,289

Due to the worldwide spread of risks, there is a diversification of the credit risk for trade receivables. Generally, the Company demands no securities for financial assets. In accordance with usual business practice for capital equipment however, the Company mitigates its exposure to credit risk by requiring payment by irrevocable letters of credit and substantial payments in advance from most customers as conditions of contracts for sale of major items of equipment.

At the balance sheet date two customers accounted for 33% and 17% respectively of the company’s net trade receivables, no other single customer accounted for more than 10% of trade receivables. In 2008 two customers accounted for 22% and 18% respectively of trade receivables, no other customer accounted for more than 10% of receivables. In determining concentrations of credit risk the company defines counterparties as having similar characteristics if they are connected entities.

Included in the Company’s trade receivable balance are debtors with a carrying amount of k€ 1,592 (2008: k€ 5,975) which are past due at the reporting date for which the Company has not provided. As there has not been a significant change in credit quality and, although the company has no collateral, the amounts are still considered recoverable.

In determining the financial assets which may be individually impaired the Company has taken into account the likelihood of recoverability based on the past due nature of certain receivables, and our assessment of the ability of all counter-parties to perform their obligations.

	2009	2008
	(in EUR thousands)
1-90 days past due	1,794	5,910
More than 90 days past due	515	2,354

20.                               Other financial assets

Other financial assets of k€ 90,000 (2008: k€ 3,000) are fixed deposits with banks with a maturity of more than three months at inception of the contracts.

21.                               Cash and cash equivalents

	2009	2008
	(in EUR thousands)
Cash-in-hand	7	7
Short term deposits	21,000	0
Bank balances	190,185	67,455
Cash and Cash equivalents	211,192	67,462

Cash and cash equivalents comprise short-term bank deposits with an original maturity of 3 months or less. The carrying amount and fair value are the same.

Bank balances included k€ 0 given as security (2008: k€ 0) at December 31, 2009.

22.                               Shareholders’ Equity

Subscribed capital

	2009	2008
January 1	89,692,328	89,138,905
Exercise of employee stock options	915,662	553,423
Capital Increase	8,979,937	0
Issued capital at December 31, under IFRS	99,587,927	89,692,328
Treasury shares	1,079,250	1,202,288
Stated share capital at December 31	100,667,177	90,894,616
(see also note 25)

The share capital of the company consists of no-par value shares and was fully paid-up during 2009 and 2008. Each share represents a portion of the share capital in the amount of € 1.00.

Treasury shares were contributed into a trust, as part of the Genus acquisition for the exercise of Genus stock and other options and for conversion of bonds.

AIXTRON AG cannot dispose of the trust assets. Contrary to German Commercial Code and company law, IFRS (SIC 12) prescribes an allocation of the trust assets to AIXTRON AG. In the IFRS financial statements the shares held in this trust are therefore shown as treasury shares and deducted from the nominal share capital.

Authorised capital I has remained unchanged compared to December 31, 2008. 8,979,937 shares of authorised capital II were issued by the company on October 29, 2009.These shares were issued at € 17.75 each and produced net proceeds of k€ 157,637.

At December 31, 2009, AIXTRON AG’s Executive Board is authorised to increase, with the consent of the Supervisory Board, AIXTRON’s stated share capital at any time or from time to time on or before May 17, 2010 by up to € 35,919,751 by issuing against either cash contribution or contribution in kind new registered no-par value shares with a proportional amount of € 1.00 per share in the share capital (Authorised Capital I). In this event, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders’ pre-emptive right.

The Executive Board is also authorised, with the consent of the Supervisory Board, to define the rights embodied in a share and the other conditions and terms of the issuance of shares.

Additional paid-in capital

Paid-in capital mainly includes the premium on increases of subscribed capital as well as cumulative expense for share-based payments.

Income and expenses recognised in equity

	Currency translation	Derivative financial instruments	Total
	(in EUR thousands)
Balance at December 31, 2006	1,549	519	2,068
Change in currency translation	(9,932)	0	(9,932)
Change in unrealised gains/losses before taxes	0	961	961
Deferred taxes	0	(289)	(289)
Balance at December 31, 2007	(8,383)	1,191	(7,192)
Change in currency translation	(5,372)	0	(5,372)
Change in unrealised gains/losses before taxes	0	(1,706)*	(1,706)
Deferred taxes	0	515	515
Balance at December 31, 2008	(13,755)	0	(13,755)
Change in currency translation	1,306	0	1,306
Change in unrealised gains/losses before taxes	0	(1,417)	(1,417)
Deferred taxes	0	302	302
Balance at December 31, 2009	(12,449)	(1,115)	(13,564)

*rounded

The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the Euro.

The item “derivative financial instruments”comprises the gain or loss on foreign currency hedge contracts deferred in equity.

23.                               Earnings per share

Basic earnings per share

The calculation of the basic earnings per share at December 31, 2009, is based on the weighted-average number of common shares outstanding during the reporting period.

Diluted earnings per share

The calculation of the diluted earnings per share at December 31, 2009 is based on the weighted-average number of outstanding common shares and ADS and of common shares and ADS with a possible dilutive effect resulting from share options being exercised under the share option plan and in connection with the conversion of issued convertible bonds and other options.

	2009	2008	2007
Earnings per share
Net profit/loss attributable to the shareholders of AIXTRON AG in k€	44,766	22,994	17,250
Weighted average number of common shares and ADS at December 31	91,609,912	89,478,415	88,163,952
Basic earnings per share (€)	0.49	0.26	0.20
Earnings per share (diluted)
Net profit/loss attributable to the shareholders of AIXTRON AG in k€	44,766	22,994	17,250
Weighted average number of common shares and ADS at December 31	91,609,912	89,478,415	88,163,952
Dilutive effect of share options	1,405,764	1,016,486	783,934
Weighted average number of common shares and ADS at December 31 (diluted)	93,015,677	90,494,901	88,947,886
Diluted earnings per share (€)	0.48	0.25	0.19

The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be anti-dilutive:

	2009	2008	2007
	Number of shares
Share options	1,970,222	2,631,692	2,151,017

24.                               Employee benefits

Defined contribution plan

The Company grants retirement benefits to qualified employees through various defined contribution pension plans. The expenses incurred for defined contribution plans mainly arise from two pension plans in subsidiaries. The contributions made do not exceed 10% of qualified employees’ base salaries. In 2009 the expense recognised for defined contribution plans amounted to k€ 970 (2008: k€ 896, 2007: k€ 824).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.                               Employee benefits

Defined benefit plan

The Company’s net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG. These are final salary plans. Provisions for pensions developed as follows:

Expense recognised in the consolidated income statement

	2009	2008	2007
	(in EUR thousands)
Interest expense	87	47	44
Actuarial gains and losses	132	(80)	(149)
	219	(33)	(105)

The expense for pensions developed as follows:

	2009	2008	2007	2006	2005
	(in EUR thousands)
Present value of net obligations at January 1	845	878	983	978	703
Income/Expense recognised in consolidated income statement (see below)	219	(33)	(105)	5	275
Present value of net obligations at December 31 = Total provisions for pensions at December 31	1,064	845	878	983	978

In the income statement, the expense (2008 and 2007: income) of k€ 219 (2008: k€ 33; 2007: k€ 105; 2006: k€ 5; 2005: k€ 275) is recognised in general administration expense.

The following table shows the principal actuarial assumptions:

	2009	2008
Biometrical calculation assumptions	Heubeck tables 2005G	Heubeck tables 2005G
Interest rate at December 31	5.20%	6.00%
Expected salary increase	0.00%	0.00%
Expected pension increase	2.00%	2.00%

In the three years ending 2009 no payments were made under these plans. The value of the obligations from pension plans is determined annually at December 31.

25.                               Share-based payment

The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares (ADS) for issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The stock options can be exercised when 15 years have elapsed since their issue. Under the terms of the 1999 plan, options were granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. Under this plan 1,133,744 options for the purchase of 1,802,952 common shares were outstanding as of December 31, 2009.

AIXTRON stock option plan 2002

In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options are exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%. No grants were issued with a strike price less than fair market value. A total of 960,984 options to purchase the same number of common stock were outstanding under this plan as of December 31, 2009.

AIXTRON stock option plan 2007

Options were granted to purchase shares of common stock. 50% of the granted options may be executed after a waiting period of not less than two years, further 25% after three years and the remaining 25% after at least four years. The options expire 10 years after they have been granted. Under the terms of the 2007 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus 20%.

Options were granted as follows:

2007	759,100
2008	779,000
2009	778,850

Genus stock option plan 2000

With the acquisition of Genus, Inc. the company adopted the Genus Incentive Stock Option Plan 2000. Under this plan at the date of acquisition options were authorized to purchase the equivalent of 2,013,487 AIXTRON ADS. Options granted before October 3, 2003 vest over a three-year-period and expire five years from the date of grant. Options granted after October 3, 2003 vest over a four-year-period and expire in ten years from the date of grant.

A total of 6,935 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2009. Upon exercise of options new shares are issued from the trust (see note 22).

Summary of stock option transactions

AIXTRON share options

	2009		2008
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(EUR)		(EUR)
Balance at January 1	5,149,197	13.76	5,003,027	13.76
Granted during the year	778,850	24.60	779,000	4.17
Exercised during the year	792,624	5.00	450,403	5.00
Forfeited during the year	136,737	8.76	182,427	8.54
Outstanding at December 31	4,998,686	16.52	5,149,197	13.76
Exercisable at December 31	799,520	19.51	768,134	20.53

Genus share options

	2009		2008
	Number of shares	Average exercise price	Number of shares	Average exercise price
		(USD)		(USD)
Balance at January 1	142,499	5.96	247,099	5.95
Exercised during the year	123,038	5.95	103,070	5.68
Expired during the year	12,526	5.81	1,530	4.69
Outstanding at December 31	6,935	7.33	142,499	5.96
Exercisable at December 31	6,935	7.33	142,499	5.96

The intrinsic value of options exercised amounted to kUSD 734.

AIXTRON stock options as of December 31, 2009

Exercise price (EUR)	Outstanding	Exercisable	Average option life
			(in years)
3.10	30,150	30,150	3.50
3.83	829,225	162,175	6.50
4.17	763,200	0	9.00
6.17	101,609	101,609	4.50
7.48	602,180	0	7.50
10.09	702,100	0	8.00
18.70	406,824	406,824	4.50
24.60	769,450	0.00	10.00
26.93	398,900	0	6.50
67.39	395,048	98,762	5.50
	4,998,686	799,520

Genus stock options as of December 31, 2009

Average exercise price (USD)	Outstanding	Exercisable	Average option life
			(in Years)
3.55	1,000	1,000	4.9
5.08	325	325	4.4
7.20	4,590	4,590	4.3
12.35	1,020	1,020	3.9
	6,935	6,935

Assumptions used to calculate fair values and share-based payment expenses

The fair value of services received in return for stock options granted is measured by reference to the fair value of the stock options granted. The fair value of the stock options is determined on the basis of a binomial lattice model. In accordance with IFRS 2 the measurement includes only options which were granted after November 7, 2002. In 2009, the personnel expenses from share-based payments were k€ 2,149 (2008: k€ 1,808; 2007: k€ 1,247). As at December 31, 2009 an amount of k€ 8,412 relating to stock options granted prior to that date has not yet been recognised as a personnel expense. This amount will be charged over the period to 2014. The expected allocation of the expense is as follows: 2010: k€ 3,345, 2011: k€ 2,890, 2012: k€ 1,466 and after 2013: k€ 711.

AIXTRON share options granted

	in 2009	in 2008	in 2007
Fair value on grant date	8.62 €	1.77 €	4.34 €
Price per share	19.00 €	4.30 €	8.69 €
Exercise price	24.60 €	4.17 €	10.09 €
Expected volatility	56.38%	52.69%	52.48%
Option life	10.0 years	10.0 years	10.0 years
Expected dividend payments	0.00 €	0.00 €	0.00 €
Risk-free interest rate	3.44%	4.04%	4.06%

The expected volatility is based on historical volatility.

26.                               Provisions

Development and breakdown of provisions:

	01.01.2009	Exchange rate differences	Usage	Reversal	Addition	31.12. 2009	thereof short term
	(in EUR thousands)
Employee benefits	845	2	0	0	217	1,064	0
Provisions for personnel expenses	4,450	32	3,529	796	8,005	8,162	8,162
Warranties	3,014	43	1,339	189	3,181	4,710	4,710
Onerous contracts	1,530	(25)	0	402	79	1,182	392
Provisions for commissions	3,373	19	3,447	28	4,085	4,002	4,002
Hedges	2,476	48	2,508	16	2,502	2,502	2,502
Other	6,848	34	5,953	266	8,235	8,898	8,898
Total	22,536	153	16,776	1,697	26,304	30,520	28,666
					thereof long term		1,854
							30.520

Employee benefits

The employee benefits are commented on in note 24.

Provisions for personnel expenses

These include mainly provisions for holiday not yet taken and bonuses.

Provisions for onerous contracts

These include provisions for contracts connected with obligations, including rent payable and contract risks.

Fair value of derivative financial instruments

	2009	2008
	(in EUR thousands)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward foreign currency contracts	1,692	0
Financial assets carried at fair value through the profit or loss (FVTPL)
Foreign currency options	810	1,829
Forward foreign currency contracts	0	647
Fair value of derivative financial instruments	2,502	2,476

Other provisions

Other provisions consist mainly of provisions for goods and services received but not yet invoiced at the end of the year.

27.                               Trade payables and other current liabilities

The liabilities consist of the following:

	2009	2008
	(in EUR thousands)
Trade payables	21,419	18,782
Other liabilities from grants	1,352	583
Wage and church tax due, social security contributions	685	534
VAT due	173	165
Other liabilities	55	584
	2,265	1,866
	23,684	20,648

The carrying amount of trade payables and other current liabilities approximates their fair value. Trade payables generally fall due for payment within 90 days of receipt of the relevant goods or services.

28.                               Financial instruments

Details of the significant accounting policies and methods, the basis of measurement that are used in preparing the financial statements and the other accounting policies that are relevant to an understanding of the financial statement are disclosed in note 2 to the financial statements.

Financial risk management objectives

The Group seeks to minimise the effects of any risk that may occur from any financial transaction. Key aspects are the exposures to liquidity risk, credit risk, interest rate risk and currency risk arising in the normal course of the Company’s business.

The AIXTRON Group’s central management co-ordinates access to domestic and international financial institutions and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposure to risk by likelihood and magnitude. These risks cover all aspects of the business, including financial risks, and the risk management system is in accordance with the corporate governance recommendations specified in the German Corporate Governance Code.

Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates.

Liquidity risks

Liquidity risk is the risk that the Group is unable to meet its existing or future obligations due to insufficient availability of cash or cash equivalents. Managing liquidity risk is one of the central tasks of AIXTRON AG. In order to be able to ensure the Group`s solvency and flexibility at all times cash and cash equivalents are projected on the basis of regular financial and liquidity planning.

As at December 31, 2009 the group had no borrowings (2008 nil). Financial liabilities of k€ 23,684 (2008 k€ 20,648) consisting of trade payables and other liabilities and are shown in Note 27, together with an analysis of their maturity.

As at December 31, 2009 the Group had k€ 211,192 cash and cash equivalents (2008 k€ 67,462) and a further k€ 90,000 of fixed deposits with banks (2008 k€ 3,000).

Credit risks

Financial assets generally exposed to a credit risk are trade receivables (see note 19) and cash and cash equivalents.

The Company`s cash and cash equivalents are kept with banks that have a good credit standing. Central management of the Group assesses the counter-party risk of each financial institution dealt with and sets limits to the Group`s exposure to those institutions. These credit limits are reviewed from time to time so as to minimise the default risk as far as possible and to ensure that concentrations of risk are managed.

The maximum exposure of the Group to credit risk is the total amount of receivables, financial assets and cash balances as described in notes 19, 20 and 21.

Market risks

The Company’s activities expose it to the financial risks of changes in foreign currency exchange rates and interest rate risks. The Company does not use derivative financial instruments to manage its exposure to interest rate risk. Cash deposits are made with the company’s bankers at the market rates prevailing at inception of the deposit for the period and currency concerned. There has been no change to the Company’s exposure to market risk or the manner in which it manages and measures the risk.

Foreign currency risk

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, including forward exchange contracts to hedge the exchange rate risk arising on the export of equipment. The main exchange rates giving rise to the risk are those between the US Dollar, Pound Sterling and Euro.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	2009	2008	2009	2008
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
US Dollars	(3,782)	(21,345)	65,587	33,885
GB Pounds	(3,785)	(6,276)	18,719	19,747

Exposures are reviewed on a regular basis and are managed by the Company through sensitivity analysis.

Foreign currency sensitivity analysis

The Company is mainly exposed to US Dollar and Pound Sterling exchange rate risks through its worldwide activities.

The following table details the company’s sensitivity to a 10 percent change in the value of the Euro against the Dollar and Pound. A positive number indicates an increase in profit and other equity, a negative number indicates a reduction in profit and other equity.

	USD Currency Effect		GBP Currency Effect
Increase in value of Euro by 10%	2009	2008	2009	2008
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Profit or loss	(9,483)	1,574	(132)	40
Other equity	3,788	(5,241)	5,428	(2,804)

	USD Currency Effect		GBP Currency Effect
Decrease in value of Euro by 10%	2009	2008	2009	2008
	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Profit or loss	13,120	249	(132)	(10)
Other equity	(3,788)	5,241	(5,428)	2,804

The effect on profit or loss of changes in currency rates differs between increases and decreases in rates because of the asymmetrical effect of changes in valuation of option contracts.

The sensitivity analysis represents the foreign exchange risk at the year end date only. It is calculated by revaluing the Group’s financial assets and liabilities, existing at 31 December, denominated in US Dollars or British Pounds, by 10%. It does not represent the effect of a 10% change in exchange rates sustained over the whole of the financial year, only the effect of a different rate occuring on the last day of the year.

Forward foreign exchange contracts

The company enters forward foreign exchange contracts with banks to cover receipts from highly probable forecast sales denominated in US Dollars.

The following table details the forward foreign currency contracts outstanding as at the reporting date:

	Foreign		Contract		Fair Value
	Currency		Amount		Assets		Liabilities
	2009	2008	2009	2008	2009	2008	2009	2008
	(kUSD)	(kUSD)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash flow hedges
Sell US Dollars buy Euros
Less than 3 months	39,000	—	27,294	—	594	—	(385)	—
3 to 12 months	76,000	—	51,752	—	98	—	(1,307)	—
Sell US Dollars buy GB pounds
Less than 3 months	—	—	—	—	—	—	—	—
3 to 12 months	—	—	—	—	—	—	—	—
Fair Value Hedges through the Profit or Loss
Options to sell US Dollars buy Euros
Less than 3 months	75,000	32,000	50,714	22,448	568	611	—	—
3 to 12 months	210,000	100,000	140,000	70,320	2,917	3,778	—	—
Options to sell US Dollars buy GB pounds
Less than 3 months	—	—	—	—	—	—	—	—
3 to 12 months	—	—	—	—	—	—	—	—
Opions to sell Euros buy US Dollars
Less than 3 months	15,000	15,000	11,538	10,345	—	—	(17)	(247)
3 to 12 months	60,000	45,000	44,444	31,034	—	—	(793)	(1,582)
Sell US Dollars buy GB Pounds
Less than 3 months	—	4,000	—	2,083	—	—	—	(779)
Sell GB Pounds buy US Dollars
Less than 3 months	—	4,000	—	2,730	—	132	—	—

Foreign currency cash flow hedges

At 31st December 2009, the aggregate amount of unrealised losses on forward foreign exchange contracts deferred in the hedging reserve relating to the exposure on anticipated future transactions is k€ 1,115 (2008: k€ 0).

The unrealised gains of k€ 0 (31 December 2007: k€ 1,191) included in income and expenses recognised in equity as of December 31, 2008 were fully reversed and recognised in income statement at maturity date of the contracts in the financial year. The losses actually realised in 2009 were k€ 0 (2008: losses k€ 223).

Foreign currency option contracts

The company has also entered into option contracts to hedge the exchange rate risk on US Dollar sales proceeds in 2010. The contracts are classified as at fair value through the profit and loss account.

Unrealised gains of k€ 983 (2008: unrealised gains k€ 1,913) on forward exchange contracts are recognised in Other Operating Income in the profit and loss statement.

Fair values

Cash and cash equivalents, Loans and receivables and Held to maturity investments or at amortised cost are stated at amortised cost. At FVTPL and Hedging derivatives are classed as at fair value through profit or loss.

The fair values and the carrying amounts of the financial instruments shown in the balance sheet are shown in the following table. Financial assets are classified into categories.

FINANCIAL ASSETS 2009	Cash and cash equivalents	Loans and receivables	Held to-maturity investments	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash and cash equivalents	211,192	0	0	0	0	211,192
Fair value of derivative financial instruments	0	0	0	3,485	0	3,485
Other financial assets	0	0	90,000	0	0	90,000
Other non-current assets	0	645	0	0	0	645
Trade receivables	0	49,265	0	0	692	49,957
Total	211,192	49,910	90,000	3,485	692	355,279

FINANCIAL LIABILITIES 2009	Cash and cash equivalents	Loans and receivables	At amortised cost	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Other current liabilities	0	0	0	0	0	0
Fair value of derivative financial instruments	0	0	0	2,502	0	2,502
Trade payables	0	0	21,419	0	0	21,419
Advance payments from customers	0	0	87,918	0	1,692	89,610
Total	0	0	109,337	2,502	1,692	113,531

FINANCIAL ASSETS 2008	Cash and cash equivalents	Loans and receivables	Held to-maturity investments	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Cash and cash equivalents	67,462	0	0	0	0	67,462
Fair value of derivative financial instruments	0	0	0	4,389	0	4,389
Other financial assets	0	0	3,000	0	0	3,000
Other non-current assets	0	673	0	0	0	673
Trade receivables	0	38,814	0	0	0	38,814
Total	67.462	39.487	3.000	4.389	0	114.338

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.                               Financial instruments

FINANCIAL LIABILITIES 2008	Cash and cash equivalents	Loans and receivables	At amortised cost	At FVTPL	Hedging Derivatives	Total Carrying amount and fair value
	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)	(kEUR)
Other current liabilities	0	2	0	0	0	2
Fair value of derivative financial instruments	0	0	0	2,476	0	2,476
Trade payables	0	0	18,782	0	0	18,782
Advance payments from customers	0	0	52,566	0	0	52,566
Total	0	2	71,348	2,476	0	73,826

Derivatives

The fair value is the estimated amount that a financial institution would receive or pay to terminate the derivative contracts at the reporting date, taking into account current exchange rates, volatility and the credit-worthiness of the counterparties (mark-to-market).

Trade receivables/payables

For trade receivables/payables due within less than one year, the fair value is taken to be the nominal value. All other receivables/payables are discounted to determine the fair value.

29.                               Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

(in EUR thousands)
2010	3,261
2011	2,894
2012	2,257
2013	722
2014	418
after 2014	169
9,721

The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Under most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one and fifteen years. None of the leases include contingent rentals.

The expenses for leasing contracts were k€ 2,922, k€ 2,174 and k€ 1,944 for 2009, 2008 and 2007 respectively.

30.                               Capital commitments

As of December 31, 2009, the Company had entered into purchase commitments with suppliers in the amount of k€ 75,759 (2008: k€ 15,886) for purchases within the next 12 months. Commitments for capital expenditures are k€ 336 (2008: k€ 1,834) as of December 31, 2008.

31.                               Contingencies

The Company is involved in various legal proceedings or can be exposed to a threat of legal proceedings in the normal course of business. The Executive Board regularly analyses these matters, considering any possibilities of avoiding legal proceedings or of covering potential damages under insurance contracts and has recognised, where required, appropriate provisions. It is not expected that such matters will have a material effect on the Company’s net assets, results of operations and financial position.

International Rectifier Corporation (“I.R.”), of El Segundo, California, USA filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of I.R.’s former employees, including I.R.’s founder and former CEO Alex Lidow, as well as five companies, including AIXTRON AG. I.R.’s complaint alleged that I.R.’s seven former employees misappropriated, divulged to a business named Efficient Power Conversion Corporation (“EPCC”) and illegally used trade secrets of I.R. relating to Gallium Nitride Technology (“GaN”). I.R. also alleged that some of the companies, including AIXTRON aided the seven main defendants by providing additional information relevant to the technology at issue. In February 2009, the U.S. District Court dismissed the two U.S. federal claims in the case against the defendants and declined to exercise its discretionary jurisdiction over the remaining claims, which all arose under California law. Having had its lawsuit dismissed in the U.S. District Court, I.R. re-filed essentially the same lawsuit in California state court in March 2009 based on the California state claims alone, and alleged five causes of action against AIXTRON. After multiple rounds of motions to dismiss, I.R. dropped some of its claims against the defendants, and the California court dismissed additional claims. Two of I.R.’s claims, one for alleged misappropriation of trade secrets and one for alleged breach of contract, remain in the case against AIXTRON AG. The lawsuit seeks USD 61m in damages jointly and severally against all of the defendants, plus exemplary damages and attorneys’ fees and legal costs against AIXTRON AG, and punitive damages against other defendants.

AIXTRON AG fully rejects the allegations contained in I.R.’s California lawsuit and is vigorously defending itself against the two remaining claims raised in I.R.’s California action against AIXTRON AG.

Furthermore, AIXTRON AG filed an action in the Aachen Landgericht in Germany (case no. 41 O 121/08) for a negative declaratory judgment against I.R. with the aim of establishing in Germany, and in the U.S., that all allegations and claims that I.R. raised against AIXTRON AG are unfounded (the “German action”). In the German action, I.R. counterclaimed for injunctive relief and damages. In April 2009, the Aachen Landgericht issued a judgment in favor of AIXTRON AG and against I.R. on all of AIXTRON AG’s claims and all of I.R.’s counterclaims in the German action. The time for I.R. to appeal from the judgment in the German action has expired, and the judgment in favor of AIXTRON AG and against I.R. in the German action is now final and res judicata.

AIXTRON AG reserves the right to seek recovery from I.R. of any and all costs and damages that might result from I.R.’s unjustified allegations and the proceedings brought by I.R. against AIXTRON AG.

32.                               Related parties

Identity of related parties

Related parties of the Company are members of the Executive Board and members of the supervisory board.

Remuneration of Executive Board

Active members of the executive board are remunerated as follows:

	2009	2008
	(in EUR thousands)
Short-term employee benefits	5,149	2,507
Total cash remuneration	5,149	2,507
Share-based payment	1,344	276
Total remuneration	6,493	2,783

The following table shows the remuneration of the Executive Board for each individual member in 2009:

Executive Board Member	Fixed remuneration	Variable remuneration	Total monetary Remuneration	Number of granted Options	Option Value at grant date	Total Remuneration
	(kEUR)	(kEUR)	(kEUR)	(No.)	(kEUR)	(kEUR)
Paul Hyland	434	1,791	2,225	52,000	448	2,673
Wolfgang Breme	309	1,119	1,428	52,000	448	1,876
Dr. Bernd Schulte	377	1,119	1,496	52,000	448	1,944
Total	1,120	4,029	5,149	156,000	1,344	6,493

Remuneration of Supervisory Board

Remuneration of the members of the Supervisory Board consists of the following:

	2009	2008
	(in EUR thousands)
Fixed remuneration	153	153
Variable remuneration	384	264
Attendance fee	30	30
Remuneration of Supervisory Board total	567	447

The following table shows the remuneration of the Supervisory Board in 2009 for each individual member:

Supervisory Board Member	Fixed	Variable	Attendance Fee	Total
Kim Schindelhauer* (Chairman of the Supervisory Board)	54	136	6	196
Dr. Holger Jürgensen* (Deputy Chairman of the Supervisory Board)	27	68	6	101
Prof. Dr. Wolfgang Blättchen* (Chairman of the Audit Committee)	18	45	12	75
Karl-Hermann Kuklies	18	45	0	63
Prof. Dr. Rüdiger von Rosen	18	45	0	63
Joachim Simmroß*	18	45	6	69
	153	384	30	567

*                                         member of the audit committee

The remuneration of the Supervisory Board is included in other operating expenses (see note 7).

The Remuneration Report which is included in the audited Corporate Governance report contains further details regarding the remuneration of Executive Board and Supervisory Board (see page 22 of the Annual Report).

33.                               Consolidated entities

AIXTRON AG controls the following significant subsidiaries:

		Share of capital in %
	Country	2009	2008
AIXTRON Inc	USA	100	100
AIXTRON Ltd.	England & Wales	100	100
AIXTRON Korea Co. Ltd.	South Korea	100	100
AIXTRON Taiwan Co. Ltd.	Taiwan	100	100
AIXTRON AB	Sweden	100	100
AIXTRON KK	Japan	100	100
Genus trust *	USA	n.a.	n.a.

*                                         The shares in Genus trust are attributed , as beneficial owner, to AIXTRON, as control exists due to the trust relationship with AIXTRON AG (see note 22).

34.                               Events after the reporting period

There are no events which have occurred after the balance sheet date, of which the directors have knowledge, which would result in a different assessment of the Company’s net assets, results of operation and financial position.

35.                               Auditors’ fees

Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

	2009	2008
	(in EUR thousands)
for audit	640	691
for other confirmation services	94	56
for tax advisory services	142	208
for other services	9	2
	885	957

Included in the total amount of fees are fees for the Group auditor Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Duesseldorf, in the amount of k€ 409 for audit (2008: k€ 437), k€ 94 for other confirmation services (2008: k€ 56), k€ 113 for tax services (2008: k€ 59) and k€ 9 for other services (2008: k€ 2).

36.                               Employees

Compared to last year, the average number of employees during the current year was as follows:

Employees by Function

	2009	2008
	(average number for the year)
Sales and Service	208	208
Research and Development	197	195
Manufacturing	141	134
Administration	90	80
Employees (§ 314 HGB)	636	617
Executive board members	3	3
Apprentices	16	11
Total Employees	655	631

37.                               Statement of compliance with the German Corporate Governance Code

In 2009, Executive and Supervisory Boards have made the declaration of compliance in accordance with Section 161 of AktG and this is permanently available to shareholders on the Company’s web site www.aixtron.com.

38.                               Supervisory Board and Executive Board

Composition of the Supervisory Board as of December 31, 2009

•                  Dipl.-Kfm. Kim Schindelhauer, Aachen, businessman (Chairman of the Supervisory Board since 2002)

•                  Dr. Holger Jürgensen, Aachen, physicist (Deputy Chairman of the Supervisory Board since 2002)

•                  Prof. Dr. Wolfgang Blättchen, Leonberg, business consultant, Executive Board of Blättchen & Partner AG, Leonberg (member of the Supervisory Board since 1998)

•                  Membership of Supervisory Boards and controlling bodies:

•                  HAUBROK AG, Düsseldorf—Deputy Chairman of the Supervisory Board—

•                  APCOA Parking AG, Leinfelden-Echterndingen—member of the Supervisory Board—

•                  Datagroup IT Services Holding AG, Pliezhausen—member of the Supervisory Board

•                  Mr. Karl-Hermann Kuklies, Duisburg, businessman (member of the Supervisory Board since 1997)

•                  Prof. Dr. Rüdiger von Rosen, Frankfurt/Main, businessman, Deutsches Aktieninstitut e.V., Frankfurt/Main—Managing member of the Executive Board (member of the Supervisory Board since 2002)

•                  Membership of Supervisory Boards and controlling bodies:

•                  PriceWaterhouseCoopers AG, Wirtschaftsprüfungsgesellschaft, Frankfurt/Main—member of the Supervisory Board—

•                  Prime Time Entertainment AG, Mörfelden—Deputy Chairman of the Supervisory Board—

•                  Dipl.-Kfm. Joachim Simmroß, Hanover, businessman (member of the Supervisory Board since 1997)

•                  Membership of Supervisory Boards and controlling bodies:

•                  Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main—member of the Supervisory Board—

•                  WeHaCo Unternehmensbeteiligungsgesellschaft mbH, Hanover—member of the Advisory Board—

•                  BAG Health Care GmbH, Lich—member of the Advisory Board—

•                  HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hanover—member of the Advisory Board—(until 06.30.2009)

•                  Astyx GmbH, Ottobrunn—member of the Advisory Board—

The following gentlemen are members of the Company’s Executive Board:

•                  Paul Hyland, Aachen, businessman, Chairman, President and Chief Executive Officer since 2002

•                  Dr. Bernd Schulte, Aachen, physicist, Executive Vice President and Chief Operating Officer since 2002

•                  Dipl.-Kfm. Wolfgang Breme, Aachen, businessman, Executive Vice President and Chief Financial Officer since 2005

•                  Membership of Supervisory Boards and controlling bodies:

•                  Deutsches Aktieninstitut e.V., Frankfurt/Main—member of the Executive Board—

39.                               Critical accounting judgments and key sources of estimation and uncertainty

The preparation of AIXTRON’s Consolidated Financial Statements requires the Company to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts and related disclosures and are made in order to fairly present the Company’s financial position and results of operations. The following accounting policies are significantly impacted by these estimates and judgments that AIXTRON believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

Revenue is generally recognised in two stages for the supply of equipment to customers, partly on delivery and partly on final installation and acceptance (see note 2 (o)). The Company believes, based on past experience, that this method of recognising revenue fairly states the revenues of the Company. The judgements made by management include an assessment of the point at which substantially all of the risks and rewards of ownership have passed to the customer.

Goodwill

As stated in the accounting policies, the Company tests at least annually whether goodwill has suffered impairment. If there is an indication, the recoverable amount of the cash generating unit has to be estimated. This is the greater of the fair value less costs to sell and the value in use. The determination of the value in use involves making judgements and estimates related to the projection and discounting of future cash flows. Although the Company believes the assumptions used to calculate recoverable amount are appropriate, any unforeseen changes in these assumptions could result in impairment charges to goodwill which could adversely affect the future financial position and opera-ting results.

Valuation of Inventories

Inventories are stated at the lower of cost and net realisable value. This requires the Company to make judgments concerning obsolescence of materials. This evaluation requires estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change.

In future periods, write-downs of inventory may be necessary due to (1) reduced demand in the markets in which the Company operates, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for the Company’s products. These factors could result in adjustment to the valuation of inventory in future periods, and significantly impact the Company’s future operating results.

Income Taxes

At each balance sheet date, the Company assesses whether the realisation of future tax benefits is sufficiently probable to recognise deferred tax assets. This assessment requires the exercise of judgement on the part of management with respect to future taxable income. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits.

Exhibit 12.1

Section 302 Certification

I, Paul Hyland certify that:

1. I have reviewed this annual report on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) for the fiscal year ended December 31, 2009 of AIXTRON Aktiengesellschaft (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the Audit Committee of the Company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  May 31, 2010

/s/ PAUL HYLAND

Name:	Paul Hyland

Title:	Chairman, President and Chief Executive Officer

Exhibit 12.2

Section 302 Certification

I, Wolfgang Breme certify that:

1. I have reviewed this annual report on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) for the fiscal year ended December 31, 2009 of AIXTRON Aktiengesellschaft (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the Audit Committee of the Company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  May 31, 2010

/s/ WOLFGANG BREME

Name:	Wolfgang Breme

Title:	Executive Vice President and Chief Financial Officer

Exhibit 13.1

Section 906 Certification

(pursuant to 18 U.S.C. Section 1350, as adopted pursuant to

Section 906 of the U.S. Sarbanes-Oxley Act of 2002)

In connection with the Annual Report on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) for the fiscal year ended December 31, 2009 of AIXTRON Aktiengesellschaft (the “Company”) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on or about the date hereof (the “Report”) and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned, in the capacity set forth below, hereby certifies, that, to the best of his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PAUL HYLAND

Name:	Paul Hyland

Title:	Chairman, President and Chief Executive Officer

/s/ WOLFGANG BREME

Name:	Wolfgang Breme

Title:	Executive Vice President and Chief Financial Officer

Date:  May 31, 2010

A signed original of this written statement, or other document authenticating, acknowledging, or otherwise adopting each of the signatures appearing in typed form within the electronic version of this written statement, has been provided to the Company and will be retained by the Company in accordance with the applicable provisions of the U.S. Securities Exchange Act of 1934, as amended, and the related rules and regulations.

This written statement accompanies the Annual Report on Form 20-F in which it appears as an Exhibit pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the U.S. Sarbanes-Oxley Act of 2002 or other applicable law, be deemed filed by the Company for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 333-123513 and 333-134045 on Form S-8 of our report dated March 10, 2010, relating to the financial statements of AIXTRON Aktiengesellschaft (which report expresses an unqualified opinion) and management’s report on the effectiveness of AIXTRON Aktiengesellschaft’s internal control over financial reporting appearing in this Annual Report on Form 20-F of AIXTRON Aktiengesellschaft for the year ended December 31, 2009.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH

Wirtschaftsprüfungsgesellschaft

Duesseldorf, Germany, May 31, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

Commission file number: 000-51196

AIXTRON Aktiengesellschaft
(Exact name of Registrant as specified in its charter)

Federal Republic of Germany
(Jurisdiction of incorporation or organization)

Kaiserstr. 98 52134 Herzogenrath Federal Republic of Germany
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary shares, no par value (only in connection with the listing of its American Depositary Shares on The NASDAQ Stock Market, LLC)
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2008:

90,894,616 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

EXPLANATORY NOTE

This Form 20-F/A (the “Amended Filing”) is being filed by Aixtron Aktiengesellschaft (the “Company” or “AIXTRON”) to amend its Annual Report on Form 20-F for the year ended December 31, 2008 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2009, to set forth Item 15 and Item 19 to replace Item 15 and Item 19 in their entirety, respectively, in the Original Filing.  All other items remain unchanged from the Original Filing.

As disclosed below, Item 15 of this Amended Filing is filed to (i) include Deloitte & Touche GmbH’s attestation report on the effectiveness of the Company’s internal controls over financial reporting, which was inadvertently omitted from the Original Filing, (ii) revise the Company’s conclusion regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report, (iii) remove the definition of disclosure controls and procedures in the Company’s disclosure regarding its officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures and (iv) remove the definition of internal control over financial reporting in the Company’s disclosure regarding its conclusion about the effectiveness of its internal control over financial reporting.

As disclosed below, Item 19 of this Amended Filing is filed to update the Section 302 certifications.

Except as otherwise stated herein, no other information contained in the Original Filing has been updated by this Amended Filing and no disclosures have been updated to reflect events that occurred at a later date.  This Amendment should be read in conjunction with the Company’s SEC filings made subsequent to the Original Filing.

Item 15:    Controls and Procedures

Disclosure Controls and Procedures

Management of AIXTRON conducted an evaluation, under the supervision and with the participation of AIXTRON’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of AIXTRON’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

Based on such evaluation, AIXTRON’s Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme had concluded that disclosure controls and procedures were effective. However, in light of the fact that AIXTRON’s Management inadvertently omitted the required attestation report on the effectiveness of the Company’s internal controls over financial reporting issued by Deloitte & Touche GmbH from the Original Filing, the Company is hereby revising its conclusion regarding its disclosure controls and procedures as of the end of the period covered by this report and instead is concluding that those disclosure controls and procedures were not effective at December 31, 2008.

The Company has remedied this failure in the effectiveness of its disclosure controls and procedures by filing the required attestation report on the effectiveness of the Company’s internal controls over financial reporting in the Amended Filing.  The Company has also implemented additional controls and procedures designed to ensure that the disclosures provided by the Company meet the then-current requirements of the applicable filing made under the Exchange Act.

Management’s Report on Internal Control over Financial Reporting

AIXTRON’s Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for AIXTRON. Under the supervision and with the participation of AIXTRON’s Chief Executive Officer and Chief Financial Officer, AIXTRON’s Management conducted an evaluation of the effectiveness of AIXTRON’s internal control over financial reporting based upon the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report.

Based on that evaluation, Management has concluded that AIXTRON’s internal control over financial reporting was effective as of December 31, 2008.

Deloitte & Touche GmbH, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in the annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on the effectiveness of AIXTRON’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Supervisory Board

AIXTRON AG

Aachen, Germany

We have audited the internal control over financial reporting of AIXTRON Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 11, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

Deloitte & Touche GmbH

Wirtschaftsprüfungsgesellschaft

Duesseldorf, Germany, March 11, 2009

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2008 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Disclosure Controls and Procedures in Internal Control over Financial Reporting

It should be noted that any system of controls, however well-designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Item 19:  Exhibits

Exhibit Number	Description of Exhibit
1.1	Articles of Association (Satzung) as amended May 14, 2008.*

4.2

Manufacturing License and Technical Services Agreement, dated as of August 10, 1989, between AIXTRON Aktiengesellschaft and Laboratoires D’Electronique Philips (incorporated by reference to Exhibit 10.2 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.3

Exclusive Patent and Know—How License Agreement among AIXTRON Aktiengesellschaft, Centre National de la Recherche Scientifique and the Institut National Polytechnique de Grenoble (incorporated by reference to Exhibit 10.3 to Form F-4, dated February 8, 2005, File No. 333-122624).

4.4	Contract between AIXTRON AG and Mr. Paul Hyland, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.4 to Form 20-F, dated June 22, 2006, File No. 000-51196).

4.5

Amendment to contract between AIXTRON AG and Mr. Paul Hyland, dated October 20, 2004. (English translation; incorporated by reference to Exhibit 4.5 to Form 20-F, dated June 22, 2006, File No. 000-51196).

4.6	Contract between AIXTRON AG and Mr. Wolfgang Breme, effective April 1, 2005. (English translation; incorporated by reference to Exhibit 4.5 to Form 20-F, dated March 15, 2007, File No. 000-51196).

4.7	Contract between AIXTRON AG and Dr. Bernd Schulte, effective April 1, 2002. (English translation; incorporated by reference to Exhibit 4.7 to Form 20-F, dated June 22, 2006, File No. 000-51196).

4.8	Amendment to contract between AIXTRON AG and Dr. Bernd Schulte, dated October 20, 2004. (Incorporated by reference to Exhibit 4.8 to Form 20-F, dated June 22, 2006, File No. 000-51196).

8.1	List of Subsidiaries (incorporated by reference to the list of significant subsidiaries set forth in this report under the caption “Item 4. Information on the Company—Organizational Structure.”)*

11.1	Code of Ethics, revised in 2007 (Incorporated by reference to Exhibit 11.1 to Form 20-F, dated

March 13, 2008, File No. 000-51196).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.*

*	Previously filed as an exhibit to the Original Filing.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  May 31, 2010

AIXTRON AKTIENGESELLSCHAFT

/s/ PAUL HYLAND

Name:	Paul Hyland

Title:	Chairman, President and Chief Executive Officer

/s/ WOLFGANG BREME

Name:	Wolfgang Breme

Title:	Executive Vice President and Chief Financial Officer

Exhibit 12.1

Section 302 Certification

I, Paul Hyland certify that:

1. I have reviewed this annual report on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) for the fiscal year ended December 31, 2008 of AIXTRON Aktiengesellschaft (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

4. The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the Audit Committee of the Company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  May 31, 2010

/s/ PAUL HYLAND

Name:	Paul Hyland

Title:	Chairman, President and Chief Executive Officer

Exhibit 12.2

Section 302 Certification

I, Wolfgang Breme certify that:

1. I have reviewed this annual report on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) for the fiscal year ended December 31, 2008 of AIXTRON Aktiengesellschaft (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the Audit Committee of the Company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  May 31, 2010

/s/ WOLFGANG BREME

Name:	Wolfgang Breme

Title:	Executive Vice President and Chief Financial Officer